Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Chuo Mitsui Trust Holdings, Inc.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated October 28, 2010

To whom it may concern

October 28, 2010

Chuo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

The Sumitomo Trust and Banking Co., Ltd.

(Securities Code: 8403 TSE, OSE)

Agreement on Composition of Directors and Corporate Auditors of

Sumitomo Mitsui Trust Holdings, Inc. upon the Management Integration of

Chuo Mitsui Trust Group and The Sumitomo Trust and Banking Group

Chuo Mitsui Trust Holdings, Inc. (“CMTH”; President: Kazuo Tanabe) and The Sumitomo Trust and Banking Co., Ltd. (“STB”; President and CEO: Hitoshi Tsunekage) hereby announce that they have agreed on the composition of directors and corporate auditors of Sumitomo Mitsui Trust Holdings, Inc. which is planned to become the new holding company as of April 1, 2011 (current CMTH will change its corporate name on the same day) upon the planned Management Integration of the two groups, and that today, CMTH’s board of directors accordingly resolved as described below.

The Management Integration is subject to the approvals by both CMTH and STB shareholders at their respective extraordinary general meetings, and the approvals of the relevant authorities.

1. Board of Directors (as of April 1, 2011)

There will be 10 directors as follows.

Name	Position (Planned)	Current Positions (Major Positions)
Hitoshi Tsunekage	Chairman	President and Chief Executive Officer of STB

Kazuo Tanabe	President	President of CMTH Chairman of The Chuo Mitsui Trust and Banking Company, Limited (“CMTB”)

Jun Okuno	Director	Director of CMTH President of CMTB

Kiyoshi Mukohara	Director	Director and Senior Executive Officer of STB

Kunitaro Kitamura	Director	Deputy President of CMTH

Akio Otsuka	Director	Director and Senior Executive Officer of STB

Nobuo Iwasaki	Director	Senior Managing Director of CMTH First Senior Executive Officer of CMTB

Junichi Sayato	Director	Director and Managing Executive Officer of STB

Shinji Ochiai	Director	Managing Director of CMTH

Tetsuo Ohkubo	Director	Director and Managing Executive Officer of STB

Directors are listed in order of date of birth, except for the Chairman and the President.

2. Corporate Auditors (as of April 1, 2011)

There will be 6 corporate auditors (including 4 external auditors) as follows.

Name	Position (Planned)	Current Positions (Major Positions)
Teruhiko Sugita	Auditor	Director and Senior Executive Officer of STB

Tetsuo Amano	Auditor	Corporate Auditor of CMTH

Hitoshi Maeda	External auditor	Statutory Auditor of STB

Hiroyuki Nakanishi	External auditor	Corporate Auditor of CMTH Corporate Auditor of CMTB

Toshio Hoshino	External auditor	Statutory Auditor of STB

Yasuhiko Takano	External auditor	Corporate Auditor of CMTH Corporate Auditor of CMTB

Auditors and external auditors are listed in order of date of birth, respectively.

(End)

For further information, please contact: Chuo Mitsui Trust Holdings, Inc.	IR Group, General Planning Department	+81-3-5232-8828
The Sumitomo Trust and Banking Co., Ltd.	IR Office, Financial Management Department	+81-3-3286-8354

Cautionary Statement Regarding Forward-Looking Statements This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at http://www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.

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